August 1, 2025

Chirag Bhavsar
Chief Executive Officer
CNL Strategic Residential Credit, Inc.
450 South Orange Avenue, Suite 1400
Orlando, Florida 32801-3358

       Re: CNL Strategic Residential Credit, Inc.
           Form 10-12G
           Filed June 2, 2025
           File No. 000-56755
Dear Chirag Bhavsar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Jason Myers